June 8, 2012

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Attn:

Loan Lauren P. Nguyen, Special Counsel

Re:

New Global Energy, Inc.

Registration Statement on Form S-1/A Amendment No 3

File No. 333-179669

Response to Comments as to Form S-1/A Amendment No. 3 dated June 6, 2012

Ladies and Gentlemen:

This letter is in response to your letter of June 6, 2012 and refers to your letter and the Form S-1/A Amendment No. 4 filed in conjunction with this response We have numbered our responses to relate to the paragraph number in your comment letter.

1.

We have revised the Our Company section per your comments along with the Liquidity and Capital Resources section on page 35 to consistently refer to funds sufficient to continue operations beyond or for more than 12 months.

2.

We have revised and expanded the disclosure per your comments in paragraph 2.

3.

We have revised and expanded the disclosure per your comments in paragraph 3 as to Risk Factor disclosures on page 15.

4.

We have revised per your comment, the disclosures on page 17 and on page 38 per your comments in paragraph 4.

5.

We have revised and expanded disclosure on page 32 consistent with your comments in paragraph 5.

6.

Per your comments in paragraph 6, we have revised the disclosure in the Liquidity and Capital Resources section to more clearly describe what can be accomplished with partial offering completion.

7.

Per your comments in paragraph 7, we have revised disclosure  in the Liquidity and Capital Resources section and in the Risk Factors to display first year and beyond first year funding.

8.

Per your comments in paragraph 8, the first two pages of the Notes to the Year End financial statements were dropped by the filing agent during the filing process and have been re-inserted.

9.

A Note 4. Prepaid Expenses has been included per your comments in paragraph 9 which provides further explanation of deferred offering costs.

10.

A currently dated consent from the accountant has been included as an exhibit per your comments in paragraph 10.

Further, please consider this a request for acceleration of the effective date of the registration statement referred to above to the earliest date and time acceptable to the commission  after adequate time for review after the receipt of this letter.

The Company acknowledges

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may no assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or requests, please contact the undersigned at 321 636 5804.   Thank you for your efforts and attention regarding this matter.

Very truly,

/s/ Perry Douglas West

Perry Douglas West